Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

Great Panther Announces Restart of Mexican Operations

Vancouver – June 3, 2020 – Great Panther Mining Limited (TSX: GPR. NYSE-A: GPL) (“Great Panther” or “the Company”) reports the restart of mining operations in Mexico following a government order adding mining to the list of essential services. The restart is following a phased approach to accommodate new protocols in response to COVID-19. The Company’s operating and health plans for both mines, in alignment with most recent government regulations, received approval from the Mexican Institute of Social Security. Mining and processing operations have commenced at the Topia Mine in Durango, and processing at the Guanajuato Mine Complex in Guanajuato is expected to start next week.

The Company’s Tucano Gold Mine in Brazil continues to operate under strict protocols to limit the spread of COVID-19, collaborating closely with municipal and state government agencies.

Great Panther has developed and implemented significant COVID-19 prevention, monitoring and response plans following the guidelines of the World Health Organization and the governments and regulatory agencies of each country in which it operates to ensure a safe work environment. All employees, contractors and visitors undergo medical screening on arrival and are required to complete a site-specific medical questionnaire. In addition, mandatory safety training sessions on the new health and safety protocols are being held to promote a gradual, orderly, and safe reopening, including education and social awareness, social distancing and sanitation measures, transportation practices, and updated working procedures. Increased cleaning and sanitizing procedures have been introduced, especially in frequently visited areas. Specific procedures and areas have been prepared for the isolation, testing and care of employees showing COVID-19 symptoms.

Great Panther President and CEO Rob Henderson commented, “We are pleased to be resuming our Mexican operations and are conducting the ramp-up in a safe and cautious manner to protect the health and well-being of our most valuable assets: our people.”

At the Topia Mine, permitting for the Phase III tailings storage facility (“TSF”) is underway. Geotechnical work and upgrade of monitoring instruments on the Phase II TSF is progressing on schedule and is expected to be complete by the end of June. Re-installed monitoring points, combined with the stabilization of movement on the Phase I TSF observed over the last few months, are expected to enable the reopening of the adjacent Phase II TSF in the next two months. In the interim, Topia plans to utilize its temporary tailings capacity to allow adequate time for the granting of the Phase III permit or the recommissioning of Phase II. As a result, the Company does not anticipate any interruption of operations caused by lack of tailings storage capacity at Topia in 2020.

ABOUT GREAT PANTHER

Great Panther Mining Limited is a Vancouver-based intermediate gold and silver mining and exploration company. Great Panther’s operations include the Tucano Gold Mine in Brazil, and the Topia Mine and Guanajuato Mine Complex, comprising the San Ignacio and Guanajuato mines, in Mexico. It also owns the Coricancha Mine in Peru which is currently on care and maintenance. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Meghan Brown

Vice President, Investor Relations

tel: 778 899 0518

mobile: 236 558 4485

email mbrown@greatpanther.com

www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding developments related to COVID-19, the impact of COVID-19 on the Company’s operating mines, potential cases of COVID-19 at the Company’s corporate offices and mining operations, the status of permitting at the Topia Mine, recommissioning of the Topia Phase II TSF and capacity for interim tailings storage.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, developments with respect to COVID-19 that may impact the Company’s operations, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2